Exhibit 99.1

Sky Solar Holdings, Ltd. Schedules 2016 Annual General Meeting to be Held on December 20, 2016

HONG KONG — Nov. 15, 2016 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that it will hold its 2016 annual general meeting (“AGM”) on December 20, 2016 at 10 a.m. (local time) in Shanghai, China.

Date:	December 20, 2016

Time:	10:00 a.m. local time

Location:	Suite 1703, Gubei International Financial Center
1438 Hongqiao Road, Shanghai 200336, China

The annual general meeting will be devoted to the following proposals:

1.                                      To elect Mr. Xinhua Yu as a Class II director of the Company;

2.                                      To re-elect Mr. Arthur (Lap Tat) Wong as a Class II director of the Company;

3.                                      To ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2016;

4.                                      To authorize any duly authorized committee of the board of directors to fix the remunerations of the auditors;

5.                                      To authorize each of the Company’s directors to take any and all action that might be necessary to effect the foregoing proposals 1 through 4 as such director, in his or her absolute discretion, thinks fit;

6.                                      To receive the audited accounts of the Company for the year ended December 31, 2015; and

7.                                      To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 10, 2016 (New York time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2015 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2015, is available on the Investor Relations Section of the Company’s website at http://ir.skysolarholdings.com.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2016, the Company had developed 276 solar parks with an aggregate capacity of 259.1 MW and owned and operated 133.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into the U.S. and China; expansion of the Company’s business into non-solar renewable energy classes, risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company:	Investor Relations:

IR@skysolarholding.com	ICR, LLC
Victor Kuo
+86 (10) 6583-7526
Victor.kuo@icrinc.com